UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Deutsche Strategic Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160F109
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,322
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 128,322
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,490
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,490
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,490
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,490
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,788
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,788
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,788
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,788
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,788
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,788
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”);

(ii)	Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”);

(iii)	Western Investment LLC, a Delaware limited liability company (“WILLC”), which serves as the general partner of each of WIHP and WITRP;

(iv)	Arthur D. Lipson, who serves as the managing member of WILLC (together with WILLC, WIHP and WITRP, the “Western Entities”), and as nominee;

(v)	Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”);

(vi)	Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), which serves as the managing member of BPIP;

(vii)	Robert Ferguson, who serves as a managing member of BPM (together with BPIP and BPM, the “Benchmark Entities”), and as nominee;

(vii)	Neil R. Chelo, as nominee; and

(ix)	Matthew S. Crouse, as nominee.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Messrs. Lipson and Crouse is P.O. Box 71279, Salt Lake City, UT 84171.  The principal business address of each of BPIP, BPM and Messrs. Ferguson and Chelo is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal business of BPIP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Chelo is serving as Director of Research at BPM.  The principal occupation of Mr. Crouse is serving as Portfolio Manager at WILLC.

CUSIP NO. 25160F109

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Chelo, Crouse, Lipson and Ferguson are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 128,322 Shares owned directly by WIHP is approximately $1,328,944, including brokerage commissions.  The aggregate purchase price of the 107,268 Shares owned directly by WITRP is approximately $1,099,118, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $9,107, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 73,788 Shares owned directly by BPIP is approximately $755,492, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On April 18, 2016, pursuant to the Issuer’s Amended and Restated Bylaws, WILLC delivered a letter to the Issuer (the “Nomination Letter”) nominating Neil R. Chelo, Matthew S. Crouse, Robert S. Ferguson and Arthur D. Lipson (collectively, the “Nominees”), for election to the Board at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  WILLC intends to deliver a proxy statement and form of proxy to the Issuer’s shareholders and solicit proxies in support of the Nominees.

Also, on April 18, 2016, WILLC delivered a letter (the “14a-8 Proposal”) to the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, a proposal for inclusion in the Issuer’s proxy for the 2016 Annual Meeting and to be voted on at the 2016 Annual Meeting.  WILLC is proposing that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

CUSIP NO. 25160F109

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,415,736 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2015, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on February 5, 2016.

A.	WIHP

(a)	As of the close of business on April 18, 2016, WIHP beneficially owned 128,322 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 128,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 128,322
4. Shared power to dispose or direct the disposition: 0

(c)	WIHP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	WITRP

(a)	As of the close of business on April 18, 2016, WITRP beneficially owned 107,268 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 107,268
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 107,268
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on April 18, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 128,322 Shares owned by WIHP and (ii) 107,268 Shares owned by WITRP.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 236,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 236,490
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 25160F109

(c)
WILLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares by WITRP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 128,322 Shares owned by WIHP and (iii) 107,268 Shares owned by WITRP.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 236,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 236,490
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares by WITRP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on April 18, 2016, BPIP beneficially owned 73,788 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 73,788
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,788
4. Shared power to dispose or direct the disposition: 0

(c)	BPIP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 73,788 Shares owned by BPIP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 73,788
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,788
4. Shared power to dispose or direct the disposition: 0

(c)	BPM has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 25160F109

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 73,788 Shares owned by BPIP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 73,788
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,788
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares since the filing of the Schedule 13D.

H.	Mr. Chelo

(a)	As of the close of business on April 18, 2016, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Chelo has not entered into any transactions in the Shares since the filing of the Schedule 13D.

I.	Mr. Crouse

(a)	As of the close of business on April 18, 2016, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Crouse has not entered into any transactions in the Shares since the filing of the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following information:

On April 18, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to form the group for the purpose of soliciting proxies or written consents for the election of the Nominees at the 2016 Annual Meeting and for the 14a-8 Proposal and for the purpose of taking all other actions incidental to the foregoing.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement, dated April 18, 2016.

99.2	Powers of Attorney.

CUSIP NO. 25160F109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse

CUSIP NO. 25160F109

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

CUSIP NO. 25160F109

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
02/18/2016	6,926	10.2969
02/19/2016	1,300	10.2338
03/10/2016	137	10.8585
03/11/2016	48	10.8885
03/15/2016	52	10.9085
03/18/2016	595	10.9185